0-30868

02035037

P.E 4.30.02

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30868

For the Month of April 2002

Crosswave Communications Inc.

(Translation of registrant's name into English)

Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

CRGH

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crosswave Communications Inc.

Date: April 30, 2002

By:
Koichi Suzuki
President

EXHIBIT 1

CROSSWAVE
COMMUNICATIONS

For Immediate Release

Crosswave to Launch "Wide-area IP Platform Service"

-- Providing corporate network solutions for customers with multiple locations nationwide --

TOKYO, April 18, 2002 -- Crosswave Communications Inc. (NASDAQ: CWCI, "Crosswave") today announced that as of June 1, 2002, the company will launch a new private network service called "Wide-area IP Platform Service". The new service is mainly targeted to corporate customers that have hundreds or thousands of locations scattered throughout Japan, including gas stations, franchise retail convenience stores, and chain restaurants or shops. Capitalizing on the increased usage of broadband local access services such as ADSL or FTTH in Japan, the Wide-area IP Platform Service will initially adopt FLET'S series (ISDN, ADSL, optical fiber access called B-FLET'S), flat-rate last mile access services offered by NTT East and West, for aggregating customers' local traffic. And by utilizing Crosswave's existing robust nationwide backbone and the installed user authentication system, the new service will successfully build secure private broadband networks and enhance corporate customers' usage of networks in all of their sites nationwide.

Furthermore, the combination of this service with Crosswave's other services will ease the construction of an optimal private network tailored to customers' specific needs. For instance, customers can choose the Wide-area IP Platform Service for their local stations where cost reductions are a concern, while selecting Crosswave's Wide-area Ethernet Platform Service or High-speed Backbone Service for their core networks connecting main offices or computer centers where higher-level security and protocol diversity are required. Additionally, in cooperation with Internet Initiative Japan (NASDAQ: IIJI, "IIJ"), the biggest shareholder and a strategic partner of Crosswave, customers can enjoy one-stop solutions including reliable Internet connectivity and systems integration.

"The Wide-are IP Platform Service will provide solutions for customers who previously lacked sufficient bandwidth at certain local stations, and suffered rising communications costs and operational difficulty due to a large number of nationwide sites," said Akio Onishi, CEO of Crosswave. "Crosswave continues to pursue excellence in the building of corporate networks providing scalability and flexibility, and aims to accelerate corporate customers' shift to a broadband network."

The Wide-area IP Platform service will initially be available in 11 cities and prefectures* and will be progressively extended nationwide. Fees for this service consist of an initial setup charge and monthly fees. As an example, a customer connecting 1,000 ports will be able to construct its private network for a monthly cost ranging between JPY20,000 and JPY 35,000 per port.

* Tokyo, Saitama, Chiba, Kanagawa, Hokkaido, Miyagi, Aichi, Osaka, Hyogo, Fukuoka and Shizuoka

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Attachment



FLET'S ADSL, B-FLET'S, FLET'S ISDN
FLET'S Network A Prefecture
FLET'S Network B Prefecture
FLET'S Network C Prefecture
POI
Crosswave Wide-area IP Platform
FLET'S Network D Prefecture
FLET'S Network E Prefecture
FLET'S Network F Prefecture
FLET'S ADSL, B-FLET'S, FLET'S ISDN
router
Broadband access points
IIJ Internet
Additional services
Crosswave / IIJ
Data Center Services
IIJ Technology
Systems integration Services
Relay Station
Relay devise
Authentication Server
Tokyo Office
Broadband access points
AP
Crosswave Wide-area Ethernet Platform
Tohoku Branch
Osaka Branch
Nagoya Branch

POI (Point Of Interface):
Interconnection point between carriers
Here, the points at which Crosswave's backbone connects with FLET'S Network of NTT East and West.

For inquiries, contact:
Ms Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581 E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

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